FORM 4      U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549


Check this box          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
if no longer    File pursuant to Section 16(a) of the Securities Exchange Act
subject to      of 1934, Section 17(a) of the Public Utility Holding Company
Section 16.     Act of 1935 or Section 30(f) of the Investment Company Act of
Form 4 or       1940
Form 5
obligations may continue. See Instructions 1(b)

1.  Name and Address of Reporting        2.   Issuer Name and Ticker  or
    Person                                    Trading Symbol
                                         3.   Thermwood Corporation
    Susnjara,   Linda    S.                   Common Stock           THM
    Susnjara,   Kenneth  J.
    (Last)      (First) (Middle)         3.   IRS or Social Security Number of
                                              Reporting Person
    Rural Route 2, Box 110AA                     (Voluntary)
    (Street)                             4.   Statement for Month/Year
                                              9/00
    Birdseye    Indiana  47513
    (City)      (State)  (Zip)           5.   If Amendment, Date of Original
                                              (Month/Year)

6.  Relationship of Reporting
    Persons to Issuer (Check all
    applicable)

    X  Director   X  10% Owner
    X  Officer (give title)
    ___Other (Specify below)

    Secretary
    President and CEO

                Table 1  --  Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 3)    2. Trans-   3.Trans-   4.Securities Acquired
                                  actionsDate actions    (a)
                                  (Month/Day/  Code       or Disposed of (D)
                                  Year        (Instr. 8)  (Instr. 3, 4 and 5)

                                              Code   V   Amount (A)or(D) Price

Common Stock                      09/12/00    M          100     A     $4.81
Common Stock                      09/12/00    M          2,000   A     $4.81
Common Stock                      09/12/00    M          2,000   A     $4.81
Common Stock                      09/14/00    M          2,000   A     $4.81
Common Stock                      09/14/00    M          1,900   A     $4.81
Common Stock                      09/22/00    M          2,000   A     $4.75
Common Stock                      09/25/00    M          2,000   A     $4.75
Common Stock                      09/26/00    M          2,000   A     $4.75
Common Stock                      09/27/00    M          2,000   A     $4.75
Common Stock                      09/27/00    M          5,200   A     $4.75

    Table 1  --  Non-Derivative
   Securities Beneficially Owned
            (Continued)


5.Amount of Securities Beneficially Owned  6.Ownership  7.Nature of
at End of Month (Instr. 3 and 4)           Form:        Indirect
                                           Direct (D)   Beneficial
                                           or Indirect  Ownership
282,620 (1)                                (l) Instr.4   (Instr.4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                        (Print or Type Responses)
                        SEC 1474(3/91)

FORM 4 (continued)    Table II - Derivative Securities Acquired, Disposed of,
or Beneficially Owned (e.g., puts, calls, options, convertible securities)

1.           2.          3.     4.          5.           6.
Title of     Conversion  Trans- Transaction Number of    Date Exercisable
Derivative   or Exercise action Code        Derivative   and Expiration
Security     Price of    Date   (Instr.8)   Securities   Date(Month/Day/Year)
(Instr.4)    Derivative  (Month/            Acquired (A) Year)
             Security     Day/              or Disposed
                          Year)             of (D)
                                             (Instr.3,4,
                                              and 5)
                                 Code V     (A)      (D)  Date      Expira-
                                                          Exercis-  tion
                                                          able      Date

7.
Title and Amount of
Underlying Securities (Instr. 3 and 4)

Title            Amount or Number of Shares






(1)  Excludes an aggregate of 150,000 shares underlying stock options.

8. Price of         9. Number of    10. Ownership   11. Nature
Derivative          Derivative      Form of         of
Security(Instr.5)   Securities      Derivative      Indirect
                    Beneficially    Security:       Beneficial
                    Owned at End    Direct or       Ownership
                    of Month        Indirect        (Instr. 4)
                   (Instr.4)        (Instr.4)



**Intentional misstatements or omissions of facts constitute Federal Criminal Violation
                                                     s/ Kenneth J.Susnjara
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            **Signature of Reporting
                                                       Person
                                                     Date     10/10/00

Note: File three copies of this form, one of which must be manually signed.
   If space provided is insufficient, see Instruction 6 for procedure.  Page 2
                                                                 SEC 1473 (3/91)